Leonard E. Neilson

Attorney at Law

8160 South Highland Drive

Suite 104

Sandy, Utah 84093

Phone:  (801) 733-0800

Fax:  (801) 733-0808

March 26, 2013

Securities and Exchange Commission

Office of Document Control

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

File No.  000-52886

Amendment No. 1 to Form 10-K/A (for the period ended December 31, 2011)

To Whom It May Concern:

Please find herewith transmitted by EDGAR, Amendment No. 1 to the Form 10-K/A filed on behalf of Eastgate Acquisitions Corporation for the fiscal year ended December 31, 2011.

Please direct all correspondences concerning this filing and Eastgate Acquisitions Corporation to this office.

Yours truly,

Leonard E. Neilson

:ae

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